Filed by Inpixon

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: XTI Aircraft Company

Inpixon Commission File No.: 333-273964

Date: August 14, 2023

Transcript of

Inpixon

Inpixon’s Business Update

August 14, 2023

Participants

Alexandra Schilt - Vice President, Crescendo Communications LLC

Nadir Ali - Chief Executive Officer and Director, Inpixon

Scott Pomeroy - Chief Financial Officer, XTI

Mike Hinderberger - Chief Executive Officer, XTI Aircraft

Analysts

Presentation

Operator

Good afternoon and welcome to Inpixon’s Business Update Presentation. Participants are advised that this presentation is being broadcast live over the Internet and is also being recorded for playback purposes. A webcast will be available on the Company’s Investor Relations page of its website within approximately 24 hours after the end of the call.

I would now like to turn the call over to Alexandra Schilt, Vice President of Crescendo Communications, LLC, Inpixon’s Investor Relations firm. Please go ahead.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Good afternoon, everyone. Thank you for joining Inpixon’s second quarter business update presentation where management intends to discuss business developments during the quarter as well as provide an update on the recent definitive merger agreement with XTI Aircraft. With us today are Nadir Ali, Inpixon’s Chief Executive Officer; Scott Pomeroy, XTI’s Chief Financial Officer, and Mike Hinderberger, Chief Executive Officer of XTI Aircraft.

Today, Inpixon released financial results for its 2023 second quarter ended June 30, 2023. If you have not received Inpixon’s earnings release, please visit Inpixon’s Investor Relations page at ir.inpixon.com.

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During the course of this conference call, the company will be making forward-looking statements regarding expectations for future performance and business prospects. Forward-looking information involves risks and uncertainties, and the stated expectations could differ materially from actual results or performance.

The company advises you to read and contemplate the information and disclaimer comments within our news release and presented on the slides which include details about forward-looking statements, risk factors, and where to find more information about the proposed transaction.

I will now turn the call over to Nadir Ali, Inpixon’s CEO. Nadir, please go ahead.

Nadir Ali - Chief Executive Officer and Director, Inpixon

Thank you, Alexandra. Good afternoon everyone, and thank you for joining our business update presentation. This is a very exciting time for Inpixon, and we will be spending most of our time today on our recent merger announcement with XTI. But before that, I’d like to start by doing a quick recap on our Industrial RTLS business.

Our award-winning, full-stack Industrial RTLS, or real-time location system, leverages a network of connected hardware and software components that track the location and objects within a defined area to provide actionable intelligence that helps customers make data driven decisions resulting in smarter, more efficient operations.

Enabling the precise positioning of people, assets, and objects RTLS utilizes RF technologies such as ultra-wideband, Bluetooth, Wi-Fi and our proprietary Chirp technology to wirelessly communicate and determine the location of the targeted object. Utilization of RTLS within a business allows customers to locate, learn, and leverage.

With our complete line-up of location technologies, we can meet the needs of nearly any facility type and use case. Given that our platform is technology-agnostic, it can integrate seamlessly with third-party systems like SAP and others, which enhances a customer’s ability to learn from the information we delivered. Then by leveraging this valuable data, customers can enable automation and data-driven decision-making to drive reduced costs, increased productivity, and streamline their operations.

RTLS is increasingly being utilized by Industry 4.0 smart factories, warehouses, mining operations, and digital supply chains to enhance their operations. Our customers include leading manufacturers in the automotive, aerospace, mining, energy and industrial segments including companies like Siemens Energy, BMW, Festo, and PERI.

Our financial results for the quarter ending June 30, 2023 were released today. These results no longer include the CXApp business which was separated with the KINS transaction in March of this year. Revenues were flat for the six month period however gross margins have expanded as we increased our recurring revenues primarily based on the IntraNav product line. We expect the Industrial RTLS business to continue to expand its opportunities for increasing recurring revenue by providing our customers with a Location-as-a-Service business model instead of the one-time non-recurring revenue from hardware and software product sales.

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We also reduced our operating expenses as reflected in our Q2 results, and our cash on hand at June 30th was approximately $15.7 million. As we have discussed before, we believe that Inpixon isn’t being adequately valued in the market. As a result, the board and I have been taking steps to explore and execute strategic alternatives that we believe will unlock value for our shareholders. This is why we did the CXApp transaction and why we continue to explore additional strategic transactions.

Towards this end, we recently entered into a merger agreement with XTI Aircraft. You are going to hear from the XTI management team shortly about the competitive advantage the XTI TriFan design has compared to others in the business aircraft market.

You’ll hear how XTI’s aircraft is unique, how it can potentially grow market share and revenue and scale faster because it can leverage existing infrastructure; and has longer range than other vertical take-off and landing, or VTOL aircraft and can meet existing regulatory requirements and so on.

These are just some of the reasons that we felt XTI was the right opportunity for Inpixon and our shareholders -- not to mention that they are building a very cool looking aircraft. In addition, of course we think it’s fantastic that XTI already has tremendous interest and validation with more than 700 conditional pre-orders which we expect could yield over $7 billion in gross revenue based on their current list price of $10 million per aircraft assuming the company is able to execute on the development program for the TriFan, secure FAA certification, and deliver these aircraft. We believe they should be able to continue to drive value for the combined company and for our shareholders as they deliver those aircraft.

We’re very excited to get into the details and show the potential of the combined companies which will result in a Nasdaq listed company, with the name changing to XTI Aerospace, a new senior management team and a new Board of Directors. We will be holding a shareholder meeting and vote on this transaction and any related proposals to ensure a successful closing. Shareholders, of a soon-to-be-scheduled record date, will have the opportunity to participate in that shareholder meeting and vote. And we expect to close the merger during the fourth quarter of 2023.

As I mentioned, there will be a new leadership team. It is expected that Wendy Loundermon, our current CFO, and I will be leaving the company after the transaction closes. The new CEO and Chairman of the Board is expected to be Scott Pomeroy, XTI’s current CFO. And the CEO of the XTI Aircraft subsidiary will be Michael Hinderberger. Our current COO, Inpixon COO, Soumya Das, will become the CEO of the subsidiary operating Inpixon’s RTLS business.

We wanted to use today’s call to help you understand more about the XTI business and meet some of the senior leadership team. We do plan to hold another call about this transaction. So stay tuned for that date and time for that event.

All right. And with that, I’m pleased to introduce Scott Pomeroy, who is the current CFO of XTI and expected CEO of the new combined company, XTI Aerospace. Scott?

Scott Pomeroy - Chief Financial Officer, XTI

Thanks Nadir and good afternoon. It’s a pleasure to be joining you as part of Inpixon’s earnings call for the second quarter. My name is Scott Pomeroy, and as Nadir noted I have been serving as XTI’s Chief Financial Officer since 2022 -- but will be assuming the role of Chairman and CEO of XTI Aerospace. The expected new name of the company following the closing of the transaction. By way of just a brief introduction, I have a long-standing career with and for substantial private equity owners serving portfolio companies as their CFO or CEO. I have served in that capacity for these companies across several sectors in the private and public markets and was fortunate enough to have taken one of the organization’s public through a jumbo IPO a number of years ago. And I am excited to be assuming this new role for XTI.

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I am joined today by Mike Hinderberger, the current CEO of XTI Aircraft. Mike will continue serving in his capacity as CEO of the XTI Aircraft subsidiary post-merger. Mike brings a strong history of aircraft development and certification to his leadership role with us here at XTI. We are fortunate to have Mike leading the design, development, and production of the TriFan 600 aircraft.

At XTI, we have an established vision statement -- to transform business aviation for a more efficient and sustainable future. As with all vision statements it’s lofty and purpose driven. Oxford Languages defines transform or transformation as making a thorough or dramatic change in form, appearance or character. What we are developing and ultimately selling at XTI is an aircraft that is unlike anything on the market today but yet is comprised of parts, sub-assemblies and systems that are all very familiar to the FAA.

Another word that stands out in this statement is efficiency and it’s fundamental to transformation. To deliver on our objective we must build an aircraft that is more productive with minimal wasted effort, all at a lower cost. And finally, this transformative aircraft must be sustainable in all the various meanings of that word -- longevity meaning we would expect it to have a lengthy and useful shelf-life as well as environmental sustainability and safety as we take full advantage of various tech-ready capabilities both now and in the future.

Before we provide more specifics on XTI and the TriFan 600, I wanted to take a minute or two and provide a bit more context around the sector. Dozens of vertical takeoff and landing aircraft concepts for passengers have been tested in flight throughout the last century. Many, if not most, of these concepts are actually rooted in military designs and applications. For instance the Marine Corps’ V-22 Osprey tiltrotor is an aircraft many of you may have heard about; jet engine thrust aircrafts, such as the British Harrier or the U.S. F-35 fighter jets have been around for a number of years; and the AgustaWestland 609 tiltrotor, a very expensive VTOL aircraft, is reporting that after years of design and testing its certification and entry into service will occur sometime over the next year.

Each of these aircraft solves different flight issues and serve diverse mission objectives. However, we believe they all have limitations and inefficiencies with a common theme of being very expensive designs which in turn require costly manufacturing processes and certifications.

None of these historical solutions or configurations have met the challenge of developing a commercial VTOL aircraft that has high forward speed, relatively easy to fly, and very safe, cost effective, and with an empty weight low enough and a maximum gross weight high enough to allow for an optimized range-to-payload profile.

While the concept of VTOL has been around for decades, today much of the conversation around this sector is largely dominated by companies in the E or what we call electric VTOL sector. As evidence of the significant growth in the sector, the Vertical Flight Society, the world’s leading non-profit organization working to advance vertical flight, maintains a directory of eVTOL designs, which now number in the hundreds.

Some of the larger eVTOL companies in this e-aviation sector took full advantage of the robust SPAC market in 2021 to advance the development of their aircraft by entering the public markets -- allowing them to raise capital from a new source. Five prominent eVTOL companies completed SPAC merger transactions during that year with a combined valuation at the time of the mergers in excess of $10 billion according to articles published on NASDAQ.com.

The companies in the eVTOL sector are currently at various stages of completing the full FAA review process involving certifications for design, production, airworthiness and operation. None of the eVTOL companies have achieved the required certifications to date – although, as I noted earlier, some are indicating that they expect some of those certifications over the next couple of years.

While we believe these eVTOL aircraft will eventually have significant utility – there are noteworthy differences between them and us, as well as challenges they still need to overcome. The most significant differentiator is range and speed. The eVTOL market is essentially comprised of air taxis that fly a short distance -- generally under 100 miles compared to our 700-mile range.

Their challenges include an undefined regulatory environment, the nascent infrastructure such as charging stations, vertiports and landing sites and final certifications involving new battery and/or hydrogen technologies. These limitations are largely imposed by the current technical readiness of battery or hydrogen power sources, limiting range, airspeed, altitude and payload. Taking off and landing vertically consumes a lot of energy, and today’s current technology simply limits a number of key aircraft performance capabilities.

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While the TriFan 600 can certainly compete with any of these leading eVTOL aircraft, it has been designed for a much broader use case. So much so that we have begun to refer to the aircraft in more a hybrid sense, a Vertical Lift Crossover Airplane or VLCA as we like to call it.

The TriFan is much more of a business aircraft versus the air taxis that dominate the eVTOL space. The TriFan is targeted for regional, inter-city capability such as Manhattan Heliports to Washington D.C. versus the more local, short range utility of the eVTOLs.

The TriFan makes point-to-point regional air travel possible over distances of 700 miles, at airspeeds of nearly 350 miles per hour accommodating up to six people and most importantly using existing infrastructure with no additional flight regulations required.

The aircraft is ushering in a new utility for VTOL -- true regional air travel or medevac missions -- taking off and landing like a helicopter while maintaining the comfort and speed of a business airplane.

For those of you that have not yet had a chance to take a look, the following video is a computer simulation of the TriFan 600.

Video Presentation:

Life is full of choices. Do I take the airplane, with its high speed and long range, or the helicopter, with its ability to take off and land anywhere?

At XTI we say, take both.

On screen text:

THE XTI TRIFAN 600

IS TRANSFORMING

AIR MOBILITY

TAKE OFF

VERTICALLY

LAND ANYWHERE

LONG DISTANCE

POINT TO POINT

345 MPH

25,000 FT

850 MILES

USE THE AIRPORT

WHEELS UP IN 200 FT STOL

OR DON’T

MANHATTAN TO WASHINGTON: 50 MINUTES

FOR THE EXECUTIVE

THE TRAVELER

THE MEDIC

EXCEPTIONAL TEAM

OVER 40 AIRCRAFT FAA CERTIFIED

COMPATIBLE WITH 100% SUSTAINABLE AVIATION FUELS

A NEW ERA

OF POINT-TO-POINT

AIR TRAVEL

IS COMING

WILL YOU JOIN US?

As reflected in the video the Crossover TriFan elegantly blends the best of business aircraft with the convenience and efficiency of helicopters. Over 700 miles of range at speeds of 350 miles per hour, reduced time because of the point-to-point capability, no new infrastructure or regulation required and given the inherent limitations of clean energy power, the TriFan has been intentionally designed to incorporate proven aircraft systems and assemblies like the two turboshaft engines, ducted fans for hover and cruise, and fly-by-wire or computer-regulated flight controls.

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No new manufacturing systems are required, the TriFan is essentially proven parts, systems and sub-assemblies in a newly conceived configuration and design. The TriFan’s versatility, one airplane able to perform the role of two, a fixed-wing aircraft and a helicopter truly expands and enhances our addressable market:

The existing business aircraft sector such as the King Air turboprop airplanes from Beechcraft, or airplanes from Cessna and Pilatus and even some light jets are clear areas of the market in which we will compete. The emerging regional air mobility market -- such as the Leonardo AW609 tiltrotor that I referred to earlier by the way, Leonardo is the new name for AgustaWestland, it’s another prime target for us as we seek to compete on both price and performance basis.

The existing helicopter market is also a logical market for us in situations where existing solutions are pushing the envelope of the range and comfort of a helicopter’s utility. And as I noted earlier the eVTOL urban air mobility sector is one in which we can clearly compete -- although we are certainly subject to the same issues of immature infrastructure and regulatory environment that will plague the pure-play eVTOL competitors.

The strategy is to bring our solution to the market to provide a better alternative for existing regional carriers, corporations, private owners, medical transport, et cetera. We also expect to introduce our aircraft into situations and circumstances that have never before envisioned air travel as an option. In total, the existing and emerging addressable markets are currently estimated to be in excess of $1 trillion.

As I previously mentioned one of the fundamental benefits of the TriFan is that it will require no new infrastructure for placement into service. The aircraft will be able to operate from existing helipads and airports as well as firm ground such as parking lots, open fields or roads wherever it’s safe and legal.

In addition to the speed and range we have already touched on, the aircraft has altitude capabilities of up to 25,000 feet, above most weather, in a pressurized cabin, and will be certified IFR, Instrument Flight Rules for flight in inclement weather, as well as being safe under known icing conditions.

This map reflected here has a couple of examples of the TriFan’s range capability -- centered in Los Angeles and New York and as you can see, the 700-mile radius provides for very practical and efficient regional travel.

When we dial in our map to the Greater New York area and contemplate the metrics in what will be the mission objectives of the intra-city eVTOL competitors, you can see here the clear performance benefits of the TriFan 600. To highlight just one, all eVTOLs will require the development of an entirely new and widespread battery charging network to allow them to have a useful route structure. However, our TriFan can deploy rapidly worldwide using existing infrastructure.

Because the TriFan is designed primarily for speed and range, we will compete initially in the existing and emerging business aircraft and medevac markets and look to adopt full electric capability as the battery and/or hydrogen technologies mature and evolve.

As we take a different vantage point and zoom out a bit to a broader aircraft competitive set that includes helicopters and business airplanes and look at some of the same characteristics and attributes, the TriFan continues to showcase very well. From its range, speed and payload to proven propulsion and other mechanical systems, to the ability to place the aircraft into service without having to build out new technologies or infrastructure, we believe the TriFan will offer the best of a helicopter combined with the best of a fixed-wing business airplane when it enters service.

With that, let me turn it over to Mike.

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Mike Hinderberger - Chief Executive Officer, XTI Aircraft

Thanks, Scott. What makes the TriFan 600 possible today is technology that either didn’t exist or wasn’t mature previously. Today, we use advanced computational fluid dynamics for the aerodynamic design to optimize the vehicle for hover, transition and cruise. With the aid of a rear fan, we have vertical lift capability. The rear fan doors will open during vertical flight operations and close for the cruise portion, providing for a very efficient flight.

We plan to initially certify with two proven turboshaft engines capable of running on 100% sustainable aviation fuel, the use of which will result in a lifecycle CO2 emissions reduction of about 80%. The aircraft will incorporate fly-by-wire controls to aid the pilot during takeoff, landing and transition to conventional flight. While the pilot will initiate a maneuver through control stick, the fly-by-wire system will ensure continued safe and stable operation for the passengers.

The TriFan 600 is designed to fly above the weather with a comfortable pressurized cabin, similar to most business aircraft today. For takeoff and landing, we will have excellent pilot visibility through the use of optimized windows, camera systems and lighting.

At XTI, we are fully committed to sustainability. Unlike short-range eVTOL aircraft, for our regional mission requirements of 700 miles range and 350 miles per hour speed, battery and hybrid technology just doesn’t yet exist. Therefore, we’re taking a phased approach, a practical approach, first certifying with turboshaft engines and later introducing a hybrid configuration as the technology, regulatory guidance and infrastructure mature. This considerably de-risks the program.

The Trifan 600 VLCA is a beautiful airplane. Its length and wingspan are both less than 50 feet to ensure access to standard helipads, and it has a takeoff weight of about 10,500 pounds with six occupants. It is designed to takeoff vertically but has the added flexibility to rotate the front fans to intermediate positions or facing forward to use any available runway to increase the payload and range.

We have three main interior configurations: the standard business interior with club seating for four plus an additional passenger up front, we have an air taxi variant that will accommodate up to six passengers with bags, and also an air medical configuration.

Between 2017 and 2020, we developed a small version of the airplane, 65% to be exact that we used to validate hover capability of the vehicle. This battery powered demonstrator validated the power required, the weight and balance of the aircraft, and as you can see in the lower right-hand picture, we did execute a series of successful hovers. Initial hover flights are tethered at this stage of the program, which is why you see the aircraft only a few inches off the ground in this photograph. Unfortunately, further testing of this aircraft was significantly hampered due to the COVID pandemic, and we have since been focusing on development of the full-scale piloted version.

The TriFan is a versatile aircraft that we project will reduce time, cost and emissions compared to today’s choices. For example, compared to a helicopter on a 200-mile trip, say Wall Street Heliport to Boston, flying at twice the speed, we can arrive in half the time, hence at about half the cost and half the emissions. This then allows the TriFan to be available to conduct twice as many flights, hence twice the revenue potential.

The TriFan also saves the aircraft’s owner money over the long period. The five-year cost of ownership is in line with today’s business aircraft, but of course, they need a runway, so the TriFan’s vertical take-off ability affords time savings. Compared to helicopters, our cost of ownership as you can see is quite a bit less.

So, what does all of this mean to XTI’s value proposition? We estimate the total addressable market to be over $1 trillion. Today, we have over 700 conditional pre-orders which will yield over $7 billion in gross revenue based on our current list price of $10 million per aircraft assuming the company is able to execute on the development program for the TriFan, secure FAA certification, and deliver these aircrafts. As detailed in this presentation, we believe our projected superior range and speed and our attractive cost of ownership coupled with a measured, reduced-risk approach aligned with the current infrastructure and regulatory environment provide strong competitive advantages.

An independent financial advisory firm ascertained the enterprise value of XTI to be within the range of $252 million and $343 million.

And with that, I’ll turn it back to Nadir. Thank you.

Transcript Provided by

Nadir Ali - Chief Executive Officer and Director, Inpixon

All right. Thanks, Michael. So you’ll note on the left of this slide that we have set up a merger information portal where you can keep up to date on the latest merger-related news. So I encourage you to look at that bookmark and bookmark that site for future access. All right, Alexandra, would you please lead us through the Q&A discussion?

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thanks, Nadir. Like last quarter, in our conference call announcement press release, we suggested interested parties submit their questions in advance. We’d like to address those questions for you now. Some questions were duplicative, so we did our best to reconcile those where possible. If you have any further questions after the call, please feel free to follow-up with Investor Relations, and we’ll be sure to respond as quickly as possible.

Let’s start with the transaction-related questions for Nadir. Nadir, our first question, why is Inpixon pursuing this merger?

Nadir Ali - Chief Executive Officer and Director, Inpixon

All right, well so as I discussed earlier in the presentation, we believe that the value of Inpixon is not properly reflected in our current share price or market cap. So as a result, we explored and evaluated strategic alternatives with the goal of really unlocking value for shareholders. This strategies resulted in our CXApp transaction which we completed in March and now we got this definitive merger agreement with XTI.

So we believe we found the right opportunity with XTI for a variety of reasons, starting with the competitive advantages of their unique aircraft, their go-to-market strategy; the market size and industry that they’re in we believe is the future of aviation. We believe their existing pre-orders that validate the potential they have for continuing to grow shareholder value in the future. So because of all of these factors we see the potential opportunity for significant upside with this transaction and for our shareholders.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you, Nadir. Our next question, what will be the ratio of stock ownership following the merger?

Nadir Ali - Chief Executive Officer and Director, Inpixon

Yes, so we covered this in our recent press release, and disclosed that, we anticipate that the XTI shareholders will own about 60% of the outstanding shares of common stock of the post combination company, and Inpixon shareholders will retain approximately 40%. However, this ratio is subject to adjustment and determination of the final exchange ratio will be in accordance with the terms of the merger agreement. So we will provide further details as we move towards the closing. But that’s where we are today.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you. Next question, will my Inpixon shares be automatically converted into shares of the new company?

Nadir Ali - Chief Executive Officer and Director, Inpixon

Actually, so for Inpixon shareholders, nothing will change if you hold onto your current share position. Inpixon shares will stay the same, however our name and our ticker symbol will be changing. But there will be no conversion or exchange of your shares.

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Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you. And why was the shareholder meeting moved?

Nadir Ali - Chief Executive Officer and Director, Inpixon

Good question. So the meeting, the shareholder meeting that was recently adjourned, was really to allow shareholders more time to respond and vote as we do have important proposals within our proxy materials that will help us execute on our strategy. So now we find to host the shareholder meeting on Friday, September 8th, at 1 PM Eastern and we encourage all our investors to take this opportunity to vote.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Great. Thank you, Nadir. Now let’s shift to some XTI-related questions. Scott, our first question is why is XTI doing this deal?

Scott Pomeroy - Chief Financial Officer, XTI

Thanks and great question. Simply and fundamentally, we believe the transaction enhances our ability to execute our business plan. It allow us to maintain our production roadmap, formalize partnerships with suppliers, and really accelerate the aircraft development. It further allows us to expand our world-class team and really enhance our profile as a Nasdaq listed company.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you, Scott. Our next question, the pre-order pipeline of more than 700 aircraft is substantial. How would you characterize these customers and their use cases?

Scott Pomeroy - Chief Financial Officer, XTI

Our customers are spread across the world and are a mix of business aircraft and helicopter fleet operators, individuals, businesses, and regional airlines. Because of the specific attribute of one TriFan being able to perform the role of both business aircraft and a helicopter at a competitive price, we believe our customers actually see the unique value this offers to transport customers point-to-point; and don’t forget that you can buy just one TriFan rather than both an airplane and a helicopter, with all the attendant savings that delivers.

Our contacts have told us they anticipate being able to use the TriFan for business travel, air taxi/shuttle, air medical, connecting communities with geographic challenges or lacking effective transport infrastructure, and even for military applications. At times, when we’ve pointed out the TriFan’s unique abilities to potential customers, their eyes kind of light up when they start to see the opportunities that were previously unimaginable for various use cases.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you. Next question, could you please explain your sustainability path and why you are not using electric propulsion like all the eVTOL’s aircraft being developed?

Scott Pomeroy - Chief Financial Officer, XTI

Yes, really good question. Simply put, our mission is just different from theirs. We are targeting a longer-range regional market, and the TriFan is able to fly as we have said up to 700 miles, helipad-to-helipad at speeds of up to 350 miles.

Transcript Provided by

The missions -- these missions are just not possible with the battery technology that exists today. We are committed to sustainability. As a matter of fact, we spent about five years working on hybrid-electric propulsion, both with batteries and with hydrogen. Last year we concluded that there are too many variables outside our control -- such as tech maturity of these novel propulsion systems, evolving regulatory guidance, lack of charging infrastructure to name a few and we really felt that that would lead to delays and cost escalation of the project.

We are therefore starting with reliable, certified turboshaft engines capable of operating on 100% SAF as Mike pointed out which significantly reduces CO2 emissions while greatly de-risking the program in terms of cost and timelines. We will transition to hybrid-electric and finally to all-electric propulsion once these technologies mature and the other factors evolve sufficiently.

Alexandra Schilt - Vice President, Crescendo Communications LLC

Thank you, Scott. And who are your main competitors?

Scott Pomeroy - Chief Financial Officer, XTI

In terms of commercial or civilian VTOL aircraft that have almost similar performance to the TriFan, I’d have to say, it is the Leonardo AW609 tiltrotor, which is projecting certification sometime next year, as we mentioned earlier, though given publicly available information, we believe we have significant advantages in terms of both acquisition and operating costs. We also sporadically hear of a few others, but they appear to be lagging in development compared to the TriFan. And of course the all-electric, short-range, low speed eVTOL manufacturers, we have mentioned quite extensively here on the other hand, number in the hundreds.

Alexandra Schilt - Vice President, Crescendo Communications LLC

All right, thank you gentlemen. That does conclude the Q&A session. As I mentioned in the opening of this call, you are advised to read and contemplate the information regarding forward-looking statements, risk factors, and where to find more information about the proposed transaction. This information has been published on the SEC website, in our definitive merger announcement press release, in this conference call’s date announcement press release, and in this presentation.

Now, I’ll turn it back over to Nadir for the close.

Nadir Ali - Chief Executive Officer and Director, Inpixon

All right. Thanks, Alexandra. And thank you all for joining us today. As always, we appreciate the support of all of our shareholders and look forward to providing you with more updates as developments unfold on this exciting news. And as I mentioned earlier, we do plan to have another call in the near future, so keep an eye out for that. And you can also bookmark our merger information portal at xti-inpx-merger.com. Okay, thank you everyone and take care.

End Call

Transcript Provided by

Important Information About the Proposed Transaction and Where to Find It

This script relates to a proposed transaction between XTI Aircraft Company, a Delaware corporation (“XTI”), and Inpixon, a Nevada corporation (“Inpixon”), pursuant to an agreement and plan of merger, dated as of July 24, 2023, by and among Inpixon, Superfly Merger Sub Inc. and XTI (the “proposed transaction”). Inpixon filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission (“SEC”) on August 14, 2023, which included a preliminary prospectus and proxy statement of Inpixon in connection with the proposed transaction, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Inpixon stockholders as of a record date to be established for voting on the transaction and to the stockholders of XTI. Inpixon also will file other documents regarding the proposed transaction with the SEC.

Before making any voting decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Inpixon’s solicitation of proxies for its stockholders’ meeting to be held to approve the transaction, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about Inpixon, XTI and the proposed transaction.

Investors and securityholders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inpixon through the website maintained by the SEC at www.sec.gov.

The documents filed by Inpixon with the SEC also may be obtained free of charge at Inpixon’s website at www.inpixon.com or upon written request to: Inpixon, 2479 E. Bayshore Road, Suite 195, Palo Alto, CA 94303.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Forward-Looking Statements

This script contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including statements regarding the benefits of the proposed transaction, the anticipated timing of the completion of the proposed transaction, the products under development by XTI and the markets in which it plans to operate, the advantages of XTI’s technology, XTI’s competitive landscape and positioning, and XTI’s growth plans and strategies, are forward-looking statements.

Some of these forward-looking statements can be identified by the use of forwardlooking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Inpixon and its management, and XTI and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to:

●	the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of Inpixon’s securities;

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●	the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of Inpixon;

●	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

●	the adjustments permitted under the merger agreement to the exchange ratio that could result in XTI shareholders or Inpixon shareholders owning less of the post-combination company than expected;

●	the effect of the announcement or pendency of the proposed transaction on Inpixon’s and XTI’s business relationships, performance, and business generally;

●	risks that the proposed transaction disrupts current plans of Inpixon and XTI and potential difficulties in Inpixon’s and XTI’s employee retention as a result of the proposed transaction;

●	the outcome of any legal proceedings that may be instituted against XTI or against Inpixon related to the merger agreement or the proposed transaction;

●	failure to realize the anticipated benefits of the proposed transaction;

●	the inability to meet and maintain the listing of Inpixon’s securities (or the securities of the post-combination company) on Nasdaq;

●	the risk that the price of Inpixon’s securities (or the securities of the post-combination company) may be volatile due to a variety of factors, including changes in the highly competitive industries in which Inpixon and XTI operate,

●	the inability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	variations in performance across competitors, changes in laws, regulations, technologies that may impose additional costs and compliance burdens on Inpixon and XTI’s operations, global supply chain disruptions and shortages,

●	national security tensions, and macro-economic and social environments affecting Inpixon and XTI’s business and changes in the combined capital structure;

●	the risk that XTI has a limited operating history, has not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and XTI and its current and future collaborators may be unable to successfully develop and market XTI’s aircraft or solutions, or may experience significant delays in doing so;

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●	the risk that XTI is subject to the uncertainties associated with the regulatory approvals of its aircraft including the certification by the Federal Aviation Administration, which is a lengthy and costly process;

●	the risk that the post-combination company may never achieve or sustain profitability;

●	the risk that XTI, Inpixon and the post-combination company may be unable to raise additional capital on acceptable terms to finance its operations and remain a going concern;

●	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;

●	the risk that XTI’s conditional pre-orders (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that XTI must return the refundable deposits;

●	the risks relating to long development and sales cycles, XTI’s ability to satisfy the conditions and deliver on the orders and reservations, its ability to maintain quality control of its aircraft, and XTI’s dependence on third parties for supplying components and potentially manufacturing the aircraft;

●	the risk that other aircraft manufacturers develop competitive VTOL aircraft or other competitive aircraft that adversely affect XTI’s market position;

●	the risk that XTI’s future patent applications may not be approved or may take longer than expected, and XTI may incur substantial costs in enforcing and protecting its intellectual property;

●	the risk that XTI’s estimates of market demand may be inaccurate;

●	the risk that XTI’s ability to sell its aircraft may be limited by circumstances beyond its control, such as a shortage of pilots and mechanics who meet the training standards, high maintenance frequencies and costs for the sold aircraft, and any accidents or incidents involving VTOL aircraft that may harm customer confidence;

●	other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Inpixon’s Annual Report on Form 10-K for the year ended December, 31, 2022, which was filed with the SEC on April 17, 2023 (the “2022 Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 filed on May 16, 2023, and in the section entitled “Risk Factors” in XTI’s periodic reports filed pursuant to Regulation A of the Securities Act including XTI’s Annual Report on Form 1-K for the year ended December 31, 2022, which was filed with the SEC on July 13, 2023 (the “2022 Form 1-K”), as such factors may be updated from time to time in Inpixon’s and XTI’s filings with the SEC, the registration statement on Form S-4 and the proxy statement/prospectus contained therein. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Nothing in this script should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Inpixon nor XTI gives any assurance that either Inpixon or XTI or the post-combination company will achieve its expected results. Neither Inpixon nor XTI undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Participants in the Solicitation

XTI and Inpixon and their respective directors and officers and other members of management may, under SEC rules, be deemed to be participants in the solicitation of proxies from Inpixon’s stockholders with the proposed transaction and the other matters set forth in the registration statement. Information about Inpixon’s and XTI’s directors and executive officers is set forth in Inpixon’s filings and XTI’s filings with the SEC, including Inpixon’s 2022 Form 10-K and XTI’s 2022 Form 1-K. Additional information regarding the direct and indirect interests, by security holdings or otherwise, of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described above under “Important Information About the Proposed Transaction and Where to Find It.”

No Offer or Solicitation

This script is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

This script includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other information publicly available to us, which information may be specific to particular markets or geographic locations. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Statements as to our market position are based on market data currently available to us. Although we believe these sources are reliable, we have not independently verified the information. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources.

None of the source information was commissioned by us for the purpose of citing such information in the script or any other communications or SEC filings and using it in connection with the script, other communications or SEC filings and/or the transaction and as such, no consents of any third parties are required in connection with the script. Further, all such information derives from studies and reports that are non-commissioned publicly available information which is accessible on the internet.

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